March 16, 2010
VIA EDGAR AND OVERNIGHT SERVICE
Securities and Exchange Commission
One Station Place
100 F. Street, N.E.
Washington, D.C. 20549-4561

Attention:	Kathleen Collins
Accounting Branch Chief
Mail Stop: 4561

Re:	QLogic Corporation
Form 10-K for the Fiscal Year Ended March 29, 2009
Filed May 21, 2009
File No. 000-23298
Dear Ms. Collins:
We received your letter dated March 3, 2010 setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) on certain of our documents previously filed under the Securities Exchange Act of 1934, as amended. Set forth below are the Staff comments in your March 3rd letter, followed by our responses to those comments.
Form 10-K for the Fiscal Year Ended March 29, 2009
Item 8. Financial Statements and Supplementary Data
Note 1. Description of Business and Summary of Significant Accounting Policies, Revenue Recognition, page 42
1.	We note from your response to prior comment 5 that you do not record deferred revenue or deferred cost of revenue for your distributor sales because you do not recognize revenue upon sell-in. While we do not object to your determination to record revenue upon sell-through, please tell us when you record the receivables for such sales given payment is due upon sell-in. In this regard, we believe that your receivables may meet the definition of an asset as described in paragraphs 25 and 26 of CON 6 (also see ASC 210-10-45-1 to 45-4 and ASC 310-20). Accordingly, tell us if you considered recording the receivables upon sell-in and recording deferred revenue net of deferred costs (i.e., “deferred revenue, net of deferred cost of sales to distributors”). In your response, please provide us with the balance of receivables and/or inventory related to your distributor arrangements that you did not record for each period presented.

Securities and Exchange Commission
March 16, 2010

Response. As noted in our response to the Staff’s prior comment 5, we do not meet the fundamental criteria to recognize revenue at the time product is shipped to distributors (i.e., sell-in), since we are not able to reasonably estimate the amount of product that could be returned to us or to reasonably estimate the final price of the inventory sold to distributors. We recognize and record revenue and the related accounts receivable at the time our product is sold by the distributor (i.e., sell-through).

Paragraph 25 of Statement of Financial Accounting Concepts No. 6 (CON 6) defines an asset as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.” Paragraph 26 of CON 6 sets forth the three essential characteristics of an asset: “(a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others’ access to it, and (c) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.” Footnote 18 in CON 6 defines probable as “that which can reasonably be expected or believed on the basis of available evidence or logic but is neither certain nor proved.” We believe that, at the time product is shipped to distributors (i.e. sell-in), we do not obtain a probable future economic benefit. As noted herein and in our response to the Staff’s prior comment 5, at the time of sell-in we are not able to reasonably estimate the amount of product that could be returned to us or to reasonably estimate the final price of the inventory. Accordingly, we cannot reasonably expect to receive a probable future economic benefit until our product is sold by the distributor (i.e., sell-through). Therefore, based on our particular fact pattern, we do not believe that it is appropriate to record an asset for accounts receivable upon sell-in.

In addition, although the Accounting Standards Codification (ASC) does not define the term “trade receivable,” we believe that trade receivables are expected to meet the definition of a financial instrument. ASC 825-10-50-10 through 50-19 describe disclosure requirements related to the fair value of financial instruments. ASC 825-10-50-14 specifically addresses disclosure requirements for trade receivables and payables, which would indicate that trade receivables and payables should be considered financial instruments. According to the definition in the ASC Master Glossary, a financial instrument is a contract that requires settlement in cash or another financial instrument. The terms of our distributor agreements allow for partial or full settlement of these invoices in the form of return of product under stock rotation provisions, return of product in the event of discontinuance of the product, or credit for a reduction in price under price protection provisions. Furthermore, in accordance with the termination clause in our distributor agreements, QLogic typically permits the distributor to return unsold inventory and receive credit toward unpaid invoices. Accordingly, we believe the invoices issued to our distributors upon shipment of product do not met the definition of a financial instrument prior to the sell-through of our product.

As noted in our response to the Staff’s prior comment 5, title to products shipped to distributors passes to the distributor upon delivery (i.e., at sell-in). However, significant risks and rewards of ownership of the inventory remain with QLogic until our products are sold by the distributor (i.e., until sell-through). Substantially all of the price risk is retained by QLogic in the form of price protection provisions in our distributor agreements. In addition, the risk of product returns from distributors is retained by QLogic as a result of stock rotation rights and return rights when we announce the end of life for a product. Accordingly, our product held by the distributors is recorded as inventory in our consolidated balance sheets. The amount of such inventory held by distributors was approximately $3 million, $5 million and $5 million at the end of fiscal 2009, 2008 and 2007, respectively. The aggregate balance of invoices associated with inventory held by our distributors and not recorded in accounts receivable was approximately $9 million, $16 million and $14 million at the end of fiscal 2009, 2008 and 2007, respectively.

Securities and Exchange Commission
March 16, 2010

In summary, since we cannot reasonably expect to receive a probable future economic benefit until our products are sold by the distributor, we do not believe it is appropriate to record an asset for accounts receivable upon sell-in. Furthermore, we believe the invoices issued to distributors do not meet the definition of a financial instrument prior to the sell-through of our product and, therefore, are not recorded as trade receivables at the time of shipment to the distributor. Finally, as QLogic retains significant risks of ownership for the inventory held by distributors prior to sell-through, such as returns associated with excess inventory, we believe it is appropriate to report the product held by distributors as inventory in our consolidated balance sheets. Accordingly, we believe our presentation properly reflects the economics of the related transactions considering our specific fact pattern.

Item 11. Executive Compensation (incorporated from definitive proxy materials)
2.	We refer to prior comment 7. For each individual named executive officer, please provide individual performance discussion similar to that provided for Mr. Desai in the last two paragraphs of your response letter.
Response. We propose including in future filings a discussion of individual performance for each named executive officer similar to that included for Mr. Desai in our response to the Staff’s prior comment 7. We expect “Individual Performance” discussion in future filings to be substantially similar to the following:
Individual Performance

As noted above, the Compensation Committee also considers “individual performance” by the named executive officers when making its compensation decisions in addition to benchmarking compensation levels against the peer companies included in the market. The Compensation Committee assesses each executive’s individual performance in making adjustments to base salary, determining annual cash incentives and granting equity awards to the named executive officers. Because the base salary adjustments and equity awards are typically made in May or June of each year, and our fiscal year typically begins around April 1st, the Compensation Committee considers each executive’s individual performance in light of objectives established for that executive for the prior fiscal year identified below in making base salary changes and equity awards for the current fiscal year. For example, the Compensation Committee made decisions on fiscal 2009 (March 31, 2008 to March 29, 2009) base salary adjustments and equity awards in May 2008 by considering the executive’s individual performance objectives for fiscal 2008 (April 2, 2007 to March 30, 2008). In the case of the annual cash incentive, the Compensation Committee considers the “individual performance objectives” from the fiscal year to which the incentive payment applies, although the decision is typically made in May or June of the following fiscal year. For fiscal 2009, the Compensation Committee made decisions on the annual cash incentive in May 2009 (our fiscal 2010), but the payments were applicable to fiscal 2009 and were based upon objectives met, including “individual performance” objectives, during fiscal 2009, which ended on March 29, 2009.

Determining “individual performance” for each of the named executive officers is not a mathematical calculation in which each individual performance objective is given equal weight. The determination of individual performance is a subjective determination by the Compensation Committee (taking into account the

Securities and Exchange Commission
March 16, 2010

recommendations of Mr. Desai with respect to the individual performance of the other named executive officers, other than himself) as to whether the executive officer has substantially achieved the stated objectives or has over performed or under performed with respect to certain objectives that are deemed to be important to the success of the Company.

The individual performance objectives for the Chief Executive Officer and other named executive officers included both operational objectives and strategic objectives. The Compensation Committee establishes individual performance objectives for Mr. Desai, and Mr. Desai establishes individual performance objectives for each of the other named executive officers. These objectives support the overall corporate goals and strategies.

For fiscal 2008, the Compensation Committee established individual performance objectives for Mr. Desai that covered a number of areas, including integration of acquired companies, divestiture of certain business operations, improving certain operations activities, management succession planning, pursuing M&A activities, accelerating certain research and development activities and attracting and retaining the best technical and management talent. For fiscal 2009, Mr. Desai had individual performance objectives, including supply chain improvement objectives, business development objectives, IT project objectives and recruitment and retention of technical and management talent objectives.

For fiscal 2008, Mr. Klein had individual performance objectives, including cost reduction targets and research and development objectives. For fiscal 2009, Mr. Klein had individual performance objectives, including design wins in the emerging converged adapter market, timelines for introducing new products and product features, market share goals, management of end-of-life products, reductions in cost of goods sold and customer satisfaction objectives.

For fiscal 2008, Mr. Mulligan had individual performance objectives, including integration of an acquired business, supply chain improvement objectives and development of an overall IT strategy to support the Company’s business activities. For fiscal 2009, Mr. Mulligan had individual performance objectives, including improvement in on-time-delivery to request goals, maintaining product quality at specified levels, development of the supply chain, completion of identified IT infrastructure projects, customer satisfaction goals and cost reduction goals.

For fiscal 2008, Mr. Parker had individual performance objectives, including formation of strategic partnerships and development of a switching strategy for evolving markets. For fiscal 2009, Mr. Parker had individual performance objectives, including meeting new product schedules, achieving certain cost reductions, market share goals, implementing identified operational improvements, customer satisfaction goals and achieving design wins for new products at key customers.

Mr. Biddiscombe joined the Company during fiscal 2009. For fiscal 2009, Mr. Biddiscombe had individual performance objectives, including financial reporting objectives, improving efficiency in certain accounting areas, development and management goals for investor relations and internal audit management goals.

Securities and Exchange Commission
March 16, 2010

3.	We refer to prior comment 9 and note your statement that the subjective adjustment considered individual performance by each named executive officer, the experience of each named executive officer and prior equity awards to each named executive officer. We would expect future filings, for each named executive officer, to discuss the subjective adjustment considered, the specific experience for each named executive officer and specific prior equity awards considered by the Committee that ultimately led it to make the equity awards being discussed for that fiscal year.
Response. In future filings, we will discuss the specific factors considered in the subjective adjustment of equity awards for each named executive officer, including the extent to which the experience of each named executive officer or prior equity awards impacted the equity award for the named executive officer during the year under discussion.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters (incorporated from definitive proxy materials)
4.	For your principal stockholders listed on page 6 of your proxy, indicate by footnote or otherwise the amount known to be shares with respect to which such listed beneficial owner has the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Exchange Act, or indicate that the figures provided include the amount such beneficial owner has the right to acquire as specified in Rule 13d-3(d)(1). Refer to Item 403(a) of Regulation S-K. We note that you have provided this information for your directors and officers.
Response. In future filings, we will indicate by footnote or otherwise the amount known to be shares owned by each beneficial owner included in the principal stockholders table and the amount which each such beneficial owner has the right to acquire (to the extent consistent with Instruction 3 to Item 403 of Regulation S-K, based on SEC filings of each such beneficial owner or that we otherwise know of) included in beneficial ownership as specified in Rule 13d-3(d)(1). To our knowledge, and based on the SEC filings of each beneficial owner included in the principal stockholder table of our 2009 proxy statement, all the shares reported were shares owned rather than shares such beneficial owner had a right to acquire within the requisite time frame specified in the rule.
Our responses to your letter dated March 3, 2010 are set forth above. If you have any questions about our responses or if you need additional information or clarification, please feel free to contact the undersigned at (949) 389-7533.
Sincerely,
QLogic Corporation
/s/ Simon Biddiscombe
Simon Biddiscombe
Senior Vice President and Chief Financial Officer

cc:	Melissa Feider, SEC Staff Accountant
Michael Johnson, SEC Staff Attorney